Filed Pursuant to Rule 424(b)(5)
Registration No. 333-152325
CALCULATION OF REGISTRATION FEE

Proposed
		maximum	Proposed maximum
Title of each class of	Amount to be	offering price	aggregate offering	Amount of
securities to be registered	registered	per share	price	registration fee(1)
Common Shares, no par value	6,900,000(2)	$15.75	$108,675,000	$6,064

(1)	Calculated in accordance with Rule 457(o) and Rule 457(r) of the Securities Act of 1933, as amended and relates to the registration statement on Form F-3 (File No. 333-152325) (the “Registration Statement”) filed by Canadian Solar Inc. Amount previously paid.

(2)	Includes 900,000 common shares issuable upon the exercise of the underwriters’ over-allotment option.

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 13, 2009)

6,000,000 Common Shares

This is an offering of an aggregate of 6,000,000 common shares, with no par value, of Canadian Solar Inc., or CSI. Our common shares are listed on the NASDAQ Global Market under the symbol “CSIQ.” On October 15, 2009, the closing sale price of our common shares on the NASDAQ Global Market was $16.26 per common share.

Investing in our common shares involves risks. See “Risk Factors” beginning on page S-8.

		Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	CSI

Per common share	$15.75	$0.77	$14.98
Total	$94,500,000	$4,630,500	$89,869,500

CSI has granted the underwriters a 30-day option to purchase up to an additional 900,000 common shares at the public offering price, less the underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares against payment on or about October 21, 2009.

MORGAN STANLEY	DEUTSCHE BANK SECURITIES	PIPER JAFFRAY

WELLS FARGO SECURITIES

October 15, 2009

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information different from that contained in this document. We are offering to sell common shares, and seeking offers to buy common shares, only in jurisdictions where offers and sales are permitted. The information contained in this document is accurate only as of the date of this document, regardless of the time of delivery of this document or any sale of our common shares.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not be applicable to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement and the accompanying prospectus, unless otherwise indicated,

•	“CSI,” “we,” “us,” “our” or “our company” refers to Canadian Solar Inc. and its subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China; “$,” “US$” or “U.S. dollars” refers to the legal currency of the United States; “C$” or “Canadian $” refers to the legal currency of Canada; and “€” or “Euro” refers to the legal currency of the European Union; and

•	“shares,” “common shares” or “common stock” refers to our common shares, with no par value.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary contains information about us and the offering. It may not contain all of the information that may be important to you in making an investment decision. For a more complete understanding of us and the offering, we urge you to read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section and the documents incorporated by reference, including our financial statements and the notes to those statements contained in such documents. Unless otherwise indicated or the context otherwise requires, the information in this prospectus supplement assumes that the underwriters in the offering do not exercise their option to purchase additional common shares.

Overview

We design, develop, manufacture and sell solar cell and solar module products that convert sunlight into electricity for a variety of uses. We are incorporated in Canada and conduct all of our manufacturing operations in China. Our products include a range of standard solar modules built to general specifications for use in a wide range of residential, commercial and industrial solar power generation systems. We also design and produce specialty solar modules and products based on our customers’ requirements. Specialty solar modules and products consist of customized solar modules that our customers incorporate into their own products, such as solar-powered bus stop lighting, and complete specialty products, such as solar-powered car battery chargers. We sell our products under our “Canadian Solar” brand name and to original equipment manufacturer, or OEM, customers under their brand names. We also implement solar power development projects.

We believe we offer one of the broadest crystalline silicon solar module product lines in the industry. Our product lines range from modules made of medium power, low-cost upgraded metallurgical-grade silicon, or UMG, to high efficiency, high power output mono crystalline modules, as well as a range of specialty products. We currently sell our products to a diverse customer base in various markets worldwide, including Germany, Spain, the U.S., France, the Czech Republic, Italy, Korea, Canada and China. We sell our standard solar modules to distributors and system integrators, as well as to solar projects.

We sell our specialty solar modules and products directly to various manufacturers who integrate the specialty solar modules into their own products and sell and market the specialty solar products as part of their respective product portfolios. We continue to invest in our sales and marketing and customer support efforts, particularly in North America and China. In June 2009, we established new subsidiaries in both Canada and Japan.

We employ a flexible vertically integrated business model that combines internal manufacturing capacity supplemented by direct material purchases and outsourced toll manufacturing relationships. We believe this approach provides us with certain competitive advantages and allows us to benefit from increased margins available to fully vertically integrated solar manufacturers while reducing the capital expenditures required for a fully vertically integrated business model. We also believe that this approach provides us with greater flexibility to respond to short-term demand increases and to take advantage of the availability of low-cost outsourced manufacturing capacity in the long term.

We believe that we have contractually secured our silicon, solar wafer and solar cell requirements to support our solar module production plan for 2009. We have expanded our in-house manufacturing capacity for ingots, wafers, solar cells and solar modules, with an annual capacity of 270 MW of solar cells as of the end of 2008. We intend to increase solar cell capacity to 420 MW by the end of 2009 and to 700 MW by the end of 2010. Our ingot capacity at the end of 2008 was 150 MW, which we plan to increase to 200 MW by the end of 2009 and to 350 MW by the end of 2010. We intend to use substantially all of our solar cells in the manufacturing of our own solar module products. As of June 30, 2009, we had 620 MW of combined annual solar module manufacturing capacity at our Suzhou, Changshu and Luoyang facilities in China, which we intend to increase to 820 MW by the end of 2009. We intend to increase our solar module manufacturing capacity to 1 GW by the end of 2010.

We are focused on reducing our production costs by improving solar cell conversion efficiency, enhancing manufacturing yields and reducing raw material costs.

In January 2009, we established a new cell efficiency research center to develop more efficient cell structures, and we have been making ongoing improvements on solar cell conversion efficiency and product cost control. Our short term goal is to increase the efficiency of our mono crystalline cells by introducing a selective emitter structure, narrowing the width of the cell’s front side contact and employing an ion-based dry texturing process. Our medium term goal is to begin manufacturing wrap-through cells as well as heterojunction with intrinsic thin layer (HIT) cells. Our long term goal is to commercialize crystalline silicon tandem junction solar cells, which in academic studies have achieved conversion efficiencies of as high as 25%.

We believe that the substantial industry and international experience of our management team has helped us foster strategic relationships with suppliers throughout the solar power industry value chain. We also take advantage of our flexible and low cost manufacturing capability in China to lower our manufacturing and operating costs. We believe we have a proven track record of low cost manufacturing and rapid expansion of solar cell and module manufacturing capacity.

We have grown rapidly since March 2002, when we sold our first solar module products. Our net revenues have increased from $68.2 million in 2006 to $705.0 million in 2008. We sold 14.9 MW, 83.4 MW and 166.5 MW of our solar module products in 2006, 2007 and 2008, respectively. For the six months ended June 30, 2009, our net revenues were $163.6 million and we sold 66.2 MW of our solar products.

Industry Background

Solar power has recently emerged as one of the most rapidly growing renewable energy sources. Solar cells are fabricated from silicon wafers and convert sunlight into electricity through a process known as the photovoltaic effect. Solar modules, which constitute an array of interconnected solar cells encased in a weatherproof frame, are mounted in areas with direct exposure to the sun to generate electricity from sunlight. Solar power systems, which comprise solar modules, related power electronics and other components, are used in residential, commercial and industrial applications and for customers without access to electric utility grids.

According to Solarbuzz, an independent solar energy research firm, the global solar power market, as measured by annual solar system installation capacities, increased from 1,086 MW in 2004 to 5,948 MW in 2008, representing a compound annual growth rate, or CAGR, of 53.0%. Solarbuzz’s “Green World” scenario forecasts that annual solar system installation capacities may further increase from 5,291 MW in 2009 to 14,792 MW in 2013, representing a CAGR of 29.3%, and solar power industry revenues may increase from $29.0 billion to $53.6 billion during the same period, representing a CAGR of 16.6%.

We believe the following factors have driven and will continue to drive growth in the solar power industry:

•	government incentives for solar power and other renewable energy sources;

•	the increasing cost of fossil fuels, related supply constraints and the desire for energy security;

•	growing awareness of the advantages of solar power, including its peak energy generation advantage, fuel risk advantage, scalability, reliability and environmental friendliness;

•	advances in technologies making solar power more cost-efficient; and

•	the large market among underserved populations in rural areas of developing countries with little or no access to electricity.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively and to capitalize on the rapid growth in the global solar power market:

•	a flexible vertically integrated business model;

•	flexible manufacturing capabilities with low processing and operating costs;

•	technology-driven product differentiation;

•	a sophisticated sales model and experienced sales personnel;

•	strong market penetration in emerging markets, including Europe, North America and Asia; and

•	an established senior management team with strong technology background and execution capability.

Our Strategies

Our objective is to be a global leader in the development, manufacture and sales of solar module products and a total solutions provider in photovoltaic power generation. We have developed the following strategies, based on our experience, to anticipate changes in the industry:

•	improve cost competitiveness by focusing on supply chain management and controlling processing costs;

•	continue to develop differentiated product offerings through research and development; and

•	diversify sales and distribution channels and build integrated sales capabilities.

Recent Developments

On October 14, 2009, we announced our selected estimated unaudited results for the three months ended September 30, 2009. We estimate that our net revenues for the three months ended September 30, 2009 were between $210 million and $215 million. During the third quarter, we shipped approximately 101MW to 103MW of solar module products, compared to prior guidance for shipments of approximately 90MW to 100MW. We estimated that our gross margin was approximately 16% to 17% for the third quarter.

Based on the high level of interest in our products at the Hamburg trade show and subsequent purchase orders, we raised our guidance for the full year 2009 shipments to approximately 295MW to 305MW, including expected shipments of 127MW to 137MW for the fourth quarter of 2009. This compares to prior guidance for shipments of approximately 260MW to 270MW for the full year 2009, and earlier full year 2009 guidance of 200MW to 220MW. We will continue to make improvements in its cost structure, which we expect will have a positive impact on our ongoing profitability.

The above selected estimated results for the third quarter and the full year of 2009 are preliminary and are subject to the completion of our normal quarter-end and year-end closing procedures. Our actual results may differ from these estimates.

Corporate History and Structure

We were incorporated under the laws of the Province of Ontario, Canada in October 2001. We changed our jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006. As a result, we are governed by the CBCA.

We have formed the following wholly-owned subsidiaries:

•	CSI Solartronics (Changshu) Co., Ltd., incorporated in November 2001, which has operations in Changshu, China, where we manufacture primarily specialty solar modules and products;

•	CSI Solar Manufacture Inc., incorporated in January 2005, which has operations in Suzhou, China, where we manufacture primarily standard solar modules;

•	CSI Solar Technologies Inc., incorporated in August 2003, which has operations in Changshu, China, where we conduct solar module product development;

•	CSI Central Solar Power Co., Ltd., incorporated in February 2006, which has operations in Luoyang, China, where we manufacture solar modules, ingots and wafers;

•	CSI Cells Co., Ltd., incorporated in June 2006, which has operations in Suzhou, China, where we manufacture solar cells;

•	Changshu CSI Advanced Solar Inc., incorporated in August 2006, which has operations in Changshu, China, where we manufacture solar modules;

•	CSI Solar Power Inc., incorporated in April 2008, which has operations in Changshu, China, where we manufacture solar modules;

•	CSI Solar Power (China) Inc., incorporated in July 2009, which has operations in Suzhou, China, which will be our holding company in China;

•	Canadian Solar (USA) Inc. (formerly doing business as CSI Solar Inc.), incorporated in Delaware in June 2007, through which we carry out marketing and sales efforts in the United States;

•	Canadian Solar Solutions Inc., incorporated in Ontario, Canada in June 2009, through which we conduct marketing and sales activities in Canada; and

•	Canadian Solar Japan, Inc., incorporated in Japan in June 2009, through which we conduct marketing and sales activities in Japan.

We have also established a non-wholly owned subsidiary, CSI Project Consulting GmbH, and its wholly owned subsidiaries, CVB Solar GmbH and Solarpark Bernsdorf GmbH & Co. KG, all of which are incorporated in Germany and invest in a solar power plant project in Germany.

Corporate Information

Our principal executive offices are located at 650 Riverbend Drive, Suite B, Kitchener, Ontario, Canada N2K 3S2. Our telephone number at this address is (1-905) 530-2334 and our fax number is (1-905) 530-2001. Our principal place of business is at No. 199 Lushan Road, Suzhou New District, Suzhou, Jiangsu 215129, People’s Republic of China.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.canadian-solar.com. The information contained on or accessible through our website does not form part of this prospectus supplement or the accompanying prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008 and the summary consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited financial statements included in our annual report on Form 20-F for the year ended December 31, 2008. Amounts from these previously filed financial statements for the years ended December 31, 2007 and 2008 have been revised to reflect the retrospective adoption, effective January 1, 2009, of FASB Staff Position APB No. 14-1, Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement). The following summary unaudited consolidated statement of operations data for the six months ended June 30, 2008 and June 30, 2009, and the summary unaudited consolidated balance sheet data as of June 30, 2009, have been derived from our unaudited condensed consolidated financial statements, which have been prepared on the same basis as our audited consolidated financial statements.

The summary consolidated financial data should be read in conjunction with the audited financial statements and the accompanying notes, the unaudited condensed financial statements and the accompanying notes, and the information under “Operating and Financial Review and Prospects” included in our current report on Form 6-K filed on October 14, 2009. The unaudited condensed financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles. Our historical results do not necessarily indicate the results that may be expected for any future periods.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2006	2007	2008	2008	2009
	(in US$ thousands, except share and per share data, percentages and other financial data below)

Statement of Operations Data:
Net revenues	$68,212	$302,798	$705,006	$383,820	$163,641
Cost of revenues(1)	55,872	279,022	633,999	322,509	144,456

Gross profit	12,340	23,776	71,007	61,311	19,185

Operating expenses(1)
Selling expenses	2,908	7,531	10,608	5,357	5,110
General and administrative expenses	7,924	17,204	34,510	11,911	10,928
Research and development expenses(2)	398	998	1,825	749	1,000

Total operating expenses	11,230	25,733	46,943	18,017	17,038

Income (Loss) from operations	1,110	(1,957)	24,064	43,294	2,147
Other income (expenses):
Interest expenses	(2,194)	(2,311)	(12,201)	(6,332)	(4,167)
Interest income	363	562	3,531	161	3,412
Loss on change in fair value of derivatives related to convertible notes	(8,187)	—	—	—	—
Gain on debt extinguishment	—	—	2,430	2,430	—
Gain on foreign currency derivatives	—	—	14,455	—	10,316
Debt conversion inducement expense	—	—	(10,170)	(10,170)	—
Foreign exchange gain (loss)	(481)	2,688	(19,989)	7,693	3,162
Other — net	391	679	—	—	—

Income (Loss) before income taxes	(8,998)	(339)	2,120	37,076	14,870
Income tax benefit (expense)	(432)	164	(9,654)	(6,428)	(1,983)

Net income (loss)	$(9,430)	$(175)	$(7,534)	30,648	12,887

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2006	2007	2008	2008	2009
	(in US$ thousands, except share and per share data, percentages and other financial data below)

Earning/(Loss) per share:
— Basic	$(0.50)	$(0.01)	$(0.24)	$1.10	$0.36
— Diluted	$(0.50)	$(0.01)	$(0.24)	$1.05	$0.36
Shares used in computation:
— Basic	18,986,498	27,283,305	31,566,503	27,738,862	35,692,919
— Diluted	18,986,498	27,283,305	31,566,503	29,210,678	35,802,842
Other financial data:
Gross margin	18.1%	7.9%	10.1%	16.0%	11.7%
Operating margin	1.6%	(0.6)%	3.4%	11.3%	1.3%
Net margin	(13.8)%	(0.1)%	(1.1)%	8.0%	7.9%

(1)	Share-based compensation expenses are included in our cost of revenues and operating expenses.
(2)	We also conduct research and development activities in connection with our implementation of solar power development projects. These expenditures are included in our cost of revenues.

	As of December 31,		As of June 30,
	2007	2008	2009
	(in US$ thousands)

Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	$37,667	$115,661	$86,832
Restricted cash	1,626	20,622	158,558
Inventories	70,921	92,683	107,635
Accounts receivable, net	58,637	51,611	115,679
Total current assets	219,303	339,014	522,813
Property, plant and equipment, net	51,486	165,542	172,348
Total assets	277,622	570,654	761,157
Short-term borrowings	40,374	110,665	266,744
Accounts payable	8,251	29,957	59,536
Total current liabilities	59,213	172,662	359,015
Long-term borrowings	17,866	45,357	30,738
Convertible notes	59,885	830	848
Total shareholders’ equity	134,501	332,254	348,484
Total liabilities and shareholders’ equity	277,622	570,654	761,157

THE OFFERING

The following summary contains basic information about this offering. It may not contain all the information that is important to you. For a more complete understanding of our common shares, please refer to the section of the accompanying prospectus entitled “Description of Common Shares.”

Issuer	Canadian Solar Inc.

Common Shares Offered by Us	6,000,000 common shares

Common Shares to Be Outstanding Immediately After This Offering	41,814,714 common shares

Underwriters’ Option to Purchase Additional Shares	Up to 900,000 common shares

NASDAQ Global Market Symbol	CSIQ

Use of Proceeds	Our net proceeds from this offering will be approximately $89.3 million (approximately $102.8 million if the underwriters’ option to purchase additional shares is exercised in full). We plan to use the net proceeds we receive from this offering for general corporate purposes. See “Use of Proceeds” for additional information.

Risk Factors	An investment in our common shares involves risks. You should carefully consider the information set forth in the sections of this prospectus supplement and the accompanying prospectus entitled “Risk Factors,” as well as other information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding whether to invest in the common shares.

The number of common shares that will be outstanding immediately after this offering is based on 35,814,714 common shares outstanding on September 30, 2009 and excludes:

•	921,444 common shares issuable upon the exercise of stock options outstanding as of September 30, 2009, at a weighted average exercise price of $11.13 per share;

•	1,252,127 common shares reserved for future issuance under our 2006 share incentive plan as of September 30, 2009; and

•	up to 900,000 common shares issuable upon exercise of the underwriters’ option to purchase additional shares.

RISK FACTORS

An investment in our common shares involves certain risks. You should carefully consider the risks described below and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our common shares could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Special Note Regarding Forward-Looking Statements” in this prospectus supplement and the accompanying prospectus where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Related to This Offering

Our management has broad discretion over the use of proceeds from this offering.

Our management will have significant discretion in applying the net proceeds that we receive from this offering. Although we expect to use the net proceeds from this offering for general corporate purposes, our board of directors retains significant discretion with respect to the use of proceeds. We may use a portion of the net proceeds to fund, acquire or invest in complementary businesses or technologies, although we have no present commitments with respect to any acquisition or investment. The proceeds from this offering may be used in a manner that does not generate favorable returns. In addition, if we use the proceeds for future acquisitions, there can be no assurance that we would successfully integrate any such acquisition into our operations or that the acquired entity would perform as expected.

We may issue additional common shares, other equity, equity-linked or debt securities, which may materially and adversely affect the price of our common shares. Hedging activities may depress the trading price of our common shares.

We require a significant amount of cash to fund our operations and currently have a significant amount of debt outstanding. We may issue additional equity, equity-linked or debt securities for a number of reasons, including to finance our operations and business strategy, to satisfy our obligations for the repayment of existing indebtedness, or for other reasons. Any future issuances of equity securities or equity-linked securities could substantially dilute your interests and may materially adversely affect the price of our common shares. We cannot predict the timing or size of any future issuances or sales of equity, equity-linked or debt securities, or the effect, if any, that such issuances or sales, including the sale of common shares in this offering, may have on the market price of our common shares. Market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

Substantial future sales or perceived sales of our common shares in the public market could cause the price of our common shares to decline.

Additional sales of our common shares in the public market, or the perception that these sales could occur, could cause the market price of our common shares to decline. Each of our directors, executive officers and certain shareholders has agreed, subject to certain exceptions, not to transfer or dispose of any of our common shares for a period of 90 days after the date of this prospectus supplement. After the expiration of the 90-day period the shares held by these shareholders may be sold subject to volume and other restrictions under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. Further, any or all of these common shares may be released prior to expiration of the lock-up period at the discretion of the representatives of the underwriters for this offering. To the extent these common shares are released before the expiration of the lock-up period and these common shares are sold into the market, the market price of our common shares could decline.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares.

Based on the market price of our common shares and the composition of our income and assets and our operations, we believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2008, and we do not expect to be a PFIC for the current year ending December 31, 2009 or to become one in the future. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year.

A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets is generally determined by reference to the market price of our common shares, which may fluctuate considerably. If we were treated as a PFIC for any taxable year during which a U.S. person held a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Our actual financial results may differ materially from our estimated unaudited results for the third quarter of 2009 and our guidance for the fourth quarter and the full year of 2009.

On October 14, 2009, we announced our selected estimated unaudited results for the third quarter of 2009 and provided selected guidance for the fourth quarter and the full year of 2009. Because our estimated results for the third quarter of 2009 were preliminary and are subject to our normal quarter-end closing procedures, our actual results may differ materially from these estimates. In addition, the results for the third quarter of 2009 may not be indicative of our results for the full year of 2009 or future quarterly periods.

Our estimates for the third quarter of 2009 and guidance for the fourth quarter and the full year of 2009 were based on a number of assumptions and are inherently subject to significant uncertainties and contingencies, including the risks factors described or incorporated by reference in this prospectus supplement and the accompanying prospectus. Such estimates and guidance constitute forward-looking statements that may not materialize and our actual results may vary significantly from such estimates and guidance. You should not regard the estimates or guidance as a representation by us, the underwriters or any other person that we will actually achieve the results indicated therein.

Risks Related to Our Company

The following risk factors are not the only risks related to our company. Instead, these risks are the only risks related to our company that we have updated since the filing of our annual report on Form 20-F for the year ended December 31, 2008, as amended by amendment No. 1 to such annual report filed with the SEC on October 14, 2009. For information regarding additional risks related to our company, please see the risks set forth under the caption “Item 3. Key Information — D. Risk Factors — Risks Related to Our Company and Our Industry” in such annual report.

We face risks associated with the marketing, distribution and sale of our photovoltaic, or PV, products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In 2008, we sold 96.4% of our products to customers outside China. The international marketing, distribution and sale of our PV products expose us to a number of risks, including:

•	difficulties in staffing and managing overseas operations;

•	fluctuations in foreign currency exchange rates;

•	increased costs associated with maintaining the ability to understand local markets and trends, as well as developing and maintaining an effective marketing and distributing presence in various countries;

•	difficulties in providing customer service and support in overseas markets;

•	difficulties in managing our sales channels effectively as we expand beyond distributors to include direct sales to systems integrators, end users and installers;

•	difficulties and costs relating to compliance with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	inability to obtain, maintain or enforce intellectual property rights;

•	unanticipated changes in economic conditions and regulatory requirements in overseas markets; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

For example, U.S. customs officials recently imposed a 2.5% tariff on solar panels manufactured by one of our competitors. Although the solar power industry is challenging the decision, any expansion of the tariff to other products or manufacturers could negatively impact our exports to the United States, and to other countries that adopt similar tariffs or regulations. If we are unable to effectively manage the risks set forth above, these risks could materially impair our ability to expand our business abroad.

We may face penalties for failing to comply with certain PRC legal requirements.

We are required to comply with the PRC Environmental Protection Law. For example, some of our subsidiaries are required to have their manufacturing facilities examined and approved by the PRC environmental protection authorities prior to the start of production. However, due to discrepancies between interpretation of the written law and its application to date, our subsidiary CSI Cells began production without obtaining such approval. As a result, there is a risk that we may be ordered by the relevant environmental protection authorities to cease manufacturing at this site and to pay fines. To date, the local environmental protection authority has not taken any action against us and we are currently working with this authority to complete the examination and obtain the requisite approval. There can be no assurance that we will obtain the necessary approvals for additions or expansions to our manufacturing operations in a timely manner, if at all.

We use dangerous chemicals, such as hydrochloric acid, in our production process. According to the PRC Regulations on the Safety Administration of Dangerous Chemicals, companies using dangerous chemicals shall conduct a safety evaluation on their manufacturing and storage instruments every two years, and the results of the safety evaluation shall be filed with the dangerous chemicals safety supervision and administration authorities. Because some of our PRC subsidiaries have failed either to conduct the safety evaluation or to complete the above filing procedure, we could be subject to fines or a revocation of relevant permits and licenses.

We are required to comply with the PRC Construction Law and relevant regulations in the process of constructing our manufacturing facilities. For example, our PRC subsidiary CSI Cells is required to have its recently constructed manufacturing facilities examined and accepted by relevant agencies before commencing operations. However, CSI Cells began operating these facilities without the completion of the required examination and acceptance procedure. We are currently working with the relevant parties to undergo the required examination and acceptance procedures. However, there is a risk that we may be ordered by the relevant construction administrative authorities to rectify such non-compliance and/or to pay fines.

Our subsidiary, CSI Luoyang, commenced construction of its manufacturing facilities without obtaining a construction permit, which is required under PRC Construction Law. We are currently cooperating with relevant government agencies to obtain this required permit. However, we may be ordered by the relevant construction administrative authorities to rectify such non-compliance and be subject to fines.

Our dependence on a limited number of customers and our lack of long-term customer contracts may cause significant fluctuations or declines in our revenues.

We currently sell a substantial portion of our solar module products to a limited number of customers, including distributors, system integrators, and various manufacturers who either integrate our products into their own products or sell them as part of their product portfolio. Our top five customers collectively accounted for approximately 78.8%, 52.6% and 53.9% of our net revenues in 2007, 2008 and the six months ended June 30, 2009, respectively. Our top three customers each contributed over 10% of our net revenues in 2008. Our top two customers in the aggregate accounted for 32.2% of our net revenues in the six months ended June 30, 2009. Sales to our largest customer accounted for 21.1%, 14.7% and 19.6% of our net revenues in 2007, 2008 and the six months ended June 30, 2009, respectively. Sales to our customers are typically made through one-year framework sales agreements with quarterly purchase orders stipulating prices and product amounts as adjusted or negotiated with customers. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any of the following events may cause material fluctuations or declines in our revenues:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers;

•	failure of any of our significant customers to make timely payment for our products; and

•	financial problems or insolvencies of one or more of our significant customers.

Even though our top five customers have contributed to a significant portion of our revenues, we have experienced changes in our top customers. As we continue to expand our business and operations, our top customers may continue to change. We cannot assure you that we will be able to develop a consistent customer base.

USE OF PROCEEDS

The net proceeds from the sale of the common shares are estimated to be approximately $89.3 million, after deducting estimated discounts and commissions and our estimated offering expenses (approximately $102.8 million if the underwriters exercise their option to purchase additional common shares in full). We expect to use the net proceeds from this offering for general corporate purposes. Pending such uses, we will invest the net proceeds in short-term interest bearing securities or bank deposits.

CAPITALIZATION

The following table sets forth our capitalization (unaudited) as of June 30, 2009:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the completion of this offering (assuming that the underwriters’ option to purchase additional common shares is not exercised), after deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us.

You should read this table together with our financial statements and related notes and the information under “Operating and Financial Review and Prospects” included in our current report on Form 6-K filed on October 14, 2009.

	As of June 30, 2009
	Actual	As Adjusted
	(in US$ thousands)

Long-term borrowings
Secured/Guaranteed	$29,274	$29,274
Unsecured/Unguaranteed	1,464	1,464
Convertible notes	848	848
Stockholders’ equity:
Common shares, no par value, unlimited authorized shares; 35,781,293 shares issued and outstanding(1)	395,252	484,522
Additional paid-in capital	(63,548)	(63,548)
Retained earnings	1,783	1,783
Accumulated other comprehensive income	14,997	14,997

Total stockholders’ equity	348,484	437,754

Total capitalization	$380,070	$469,340

(1)	Excludes 1,978,030 common shares issuable upon the exercise of options outstanding as of June 30, 2009 and 1,285,548 common shares reserved for future issuance under our 2006 share incentive plan as of June 30, 2009.

DIVIDEND POLICY

We have never declared or paid any dividends, nor do we have any present plan to declare or pay any dividends on our common shares in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion over whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our common shares, if any, will be paid in U.S. dollars.

MARKET PRICE INFORMATION FOR OUR COMMON SHARES

Our common shares have been listed on the NASDAQ Global Market under the symbol “CSIQ” since November 9, 2006. The following table sets forth the high and low trading prices for our common shares on the NASDAQ Global Market for the periods indicated.

	Trading Price
	High	Low
	US$	US$

Annual Highs and Lows
2006 (from November 9, 2006)	16.73	9.43
2007	31.44	6.50
2008	51.80	3.11
Quarterly Highs and Lows
First Quarter 2007	14.36	8.72
Second Quarter 2007	13.88	8.78
Third Quarter 2007	11.70	6.50
Fourth Quarter 2007	31.44	8.67
First Quarter 2008	31.10	14.74
Second Quarter 2008	51.80	21.15
Third Quarter 2008	39.22	16.71
Fourth Quarter 2008	21.34	3.11
First Quarter 2009	7.49	3.00
Second Quarter 2009	16.45	5.44
Third Quarter 2009	19.91	9.21
Monthly Highs and Lows 2009
April	7.49	5.44
May	13.25	6.50
June	16.45	10.60
July	15.98	9.21
August	19.91	14.00
September	18.95	13.16
October (through October 15)	18.42	15.20

The closing price of our common shares on October 15, 2009 as reported by the NASDAQ Global Market was $16.26.

TAXATION

Principal Canadian Federal Income Tax Considerations

General

The following is a summary of the principal Canadian federal income tax implications generally applicable to a U.S. Holder (defined below), who acquires our common shares, or the Common Shares, pursuant to this offering and who, at all relevant times, for purposes of the Income Tax Act (Canada), or the Canadian Tax Act, (i) is the beneficial owner of such Common Shares; (ii) has not been, is not and will not be resident (or deemed to be resident) in Canada at any time while such U.S. Holder has held or holds the Common Shares; (iii) holds the Common Shares as capital property; (iv) deals at arm’s length with and is not affiliated with us; (v) does not use or hold, and is not deemed to use or hold, the Common Shares in the course of carrying on a business in Canada, and (vi) is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980), or the Convention, and is fully entitled to the benefits of the Convention. Special rules that are not addressed in this summary may apply to a U.S. Holder that is an insurer that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere and such U.S. Holders should consult their own tax advisers.

This summary assumes that we are a resident of Canada for the purposes of the Canadian Tax Act. Should it be determined that we are not a resident of Canada for the purposes of the Canadian Tax Act by virtue of being resident in another country (such as the PRC) by virtue of the application of an income tax convention between Canada and that other country, the Canadian income tax consequences to a U.S. Holder will differ from those described herein and U.S. Holders should consult their own tax advisors.

This summary is based on the current provisions of the Canadian Tax Act, and the regulations thereunder, the Convention, and our counsel’s understanding of the published administrative practices and policies of the Canada Revenue Agency, all in effect as of the date of this prospectus supplement. This summary takes into account all specific proposals to amend the Canadian Tax Act or the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this prospectus supplement. No assurances can be given that such proposed amendments will be enacted in the form proposed, or at all. This is not an exhaustive summary of all potential Canadian federal income tax consequences to a U.S. Holder and this summary does not take into account or anticipate any other changes in law or administrative practices, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

TAX MATTERS ARE VERY COMPLICATED AND THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES WILL DEPEND ON EACH U.S. HOLDER’S PARTICULAR SITUATION. THIS SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF OR DESCRIPTION OF ALL POTENTIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE DIRECTED AT ANY PARTICULAR U.S. HOLDER OR PROSPECTIVE PURCHASER OF COMMON SHARES. ACCORDINGLY, HOLDERS OR PROSPECTIVE PURCHASERS OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN COMMON SHARES BASED ON THEIR OWN PARTICULAR CIRCUMSTANCES.

Dividends

Amounts paid or credited, or deemed under the Canadian Tax Act to be paid or credited, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Holder will be subject to Canadian non-resident withholding tax at the reduced rate of 15% under the Convention. This rate is further reduced to 5% in the case of a U.S. Holder that is a company for purposes of the Convention that owns at least 10% of our voting shares at the time the dividend is paid or deemed to be paid.

Disposition of Our Common Shares

A U.S. Holder will not be subject to income tax under the Canadian Tax Act in respect of any capital gain realized on a disposition or deemed disposition of its Common Shares unless, at the time of disposition, the Common Shares constitute “taxable Canadian property” of the U.S. Holder for the purposes of the Canadian Tax Act and the U.S. Holder is not otherwise entitled to an exemption under the Convention. Generally, the Common Shares will not constitute taxable Canadian property to a U.S. Holder provided that: (i) the Common Shares are, at the time of disposition, listed on a designated stock exchange for purposes of the Canadian Tax Act (which currently includes the Nasdaq); (ii) at no time during the 60-month period immediately preceding the disposition of the Common Shares were 25% or more of the issued shares of any class or series of the capital stock of the Company owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm’s length, or by the U.S. Holder together with such persons, and (iii) the Common Shares are not otherwise deemed under the Canadian Tax Act to be taxable Canadian property. U.S. Holders for whom the Common Shares are, or may be, taxable Canadian property should consult their own tax advisors.

Canada — United States Income Tax Convention

The Fifth Protocol to the Convention which came into force on December 15, 2008 includes significant amendments to the limitation on benefits provision in the Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Convention.

People’s Republic of China Taxation

Under the former Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from any PRC withholding tax. In addition, any interest or dividends payable, or distributions made, by us to holders or beneficial owners of our common shares would not have been subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and had not become subject to PRC tax.

Under the new Enterprise Income Tax Law, or the new EIT Law, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” are defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Most of our management are currently based in China, and may remain in China in the future. If we are treated as a “resident enterprise” for PRC tax purposes, we will be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%, but dividends received by us from our PRC subsidiaries may be exempt from the income tax.

Under the EIT Law and its implementation regulations, dividends paid to a non-PRC investor are generally subject to a 10% PRC withholding tax, if such dividends are derived from sources within China and the non-PRC investor is considered to be a non-resident enterprise without any establishment or place within China or if the dividends paid have no connection with the non-PRC investor’s establishment or place within China, unless such tax is eliminated or reduced under an applicable tax treaty. Similarly, any gain realized on the transfer of shares by such investor is also subject to a 10% PRC withholding tax if such gain is regarded as income derived from sources within China, unless such tax is eliminated or reduced under an applicable tax treaty.

The implementation regulations of the new EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains shall be treated as China-sourced income. Currently there are no detailed rules or precedents applicable to us that govern the procedures and specific criteria for determining the meaning of being “domiciled” in the PRC. As such, it is not clear how the concept of domicile will be interpreted under the new EIT Law. Domicile may be interpreted as the jurisdiction where the enterprise is incorporated or where the enterprise is a tax resident.

As a result, if we are considered a PRC “resident enterprise for tax purpose,” it is possible that the dividends we pay with respect to our common shares, or the gain you may realize from the transfer of our common shares, would be treated as income derived from sources within China and be subject to the PRC withholding tax at 10% or a lower treaty rate.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present U.S. federal income tax law of an investment in our common shares. This summary applies only to investors that hold our common shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus supplement and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus supplement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This summary does not discuss any estate or gift tax consequences.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding a common share as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons who acquired common shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding common shares through partnerships or other pass-through entities for U.S. federal income tax purposes.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of common shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in partnership or other entity taxable as a partnership that holds common shares, your tax treatment will depend on your status and the activities of the partnership.

Dividends and Other Distributions on the Common Shares

Subject to the PFIC rules discussed below under “Passive Foreign Investment Company,” the gross amount of all our distributions to a U.S. Holder with respect to the common shares (including any Canadian or PRC taxes withheld therefrom) will be included in the U.S. Holder’s gross income as foreign source ordinary dividend income on the date of receipt by the U.S. Holder, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in its common shares causing a reduction in the adjusted basis of the common shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain. We do not currently, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the common shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between the United States and Canada or the United States and the PRC, if applicable, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (3) certain holding period requirements are met and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Treasury guidance indicates that our common shares, which are listed on the Nasdaq Global Market, are readily tradable on an established securities market in the United States. There can be no assurance that our common shares will be considered readily tradable on an established securities market in the future. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

Subject to certain limitations, including certain minimum holding period requirements, Canadian and PRC taxes withheld from a distribution to a U.S. Holder will be eligible for credit against such U.S. Holder’s U.S. federal income tax liability. If a refund of the tax withheld is available to the U.S. Holder under the laws of Canada or the PRC or under the income tax treaty between the United States and Canada or the income tax treaty between the United States and the PRC, the amount of tax withheld that is refundable will not be eligible for such credit against the U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against the U.S. Holder’s U.S. federal taxable income). If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to common shares generally will constitute “passive category income” from sources outside the United States but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available. A U.S. Holder that does not elect to claim a foreign tax credit with respect to any foreign taxes for a given taxable year may instead claim an itemized deduction for all foreign taxes paid in that taxable year.

Distributions of common shares that are received as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

Dispositions of Common Shares

Subject to the PFIC rules discussed below under “Passive Foreign Investment Company,” a U.S. Holder will recognize U.S. source taxable gain or loss on any sale, exchange or other taxable disposition of a common share equal to the difference between the amount realized for the common share and the U.S. Holder’s tax basis in the common share. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange or other disposition such common shares have been held by such U.S. Holder for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder will generally be subject to taxation at a reduced rate. The deductibility of capital losses is subject to limitations.

However, in the event we are deemed to be a Chinese “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if PRC tax were to be imposed on any gain from the disposition of the common shares, the gain may be treated as PRC source income. U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

Based on the market price of our common shares and the composition of our income and assets and our operations, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2008, and we do not expect to be a PFIC for our taxable year ending December 31, 2009 or to become one in the future, although there can be no assurance in that regard and no ruling from the Internal Revenue Service, or IRS, or opinion of counsel has been or will be sought with respect to our status as a PFIC. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income, or the “asset test.”

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person.) We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will be calculated using the market price of our common shares (assuming that we continue to be a publicly traded corporation for purposes of the applicable PFIC rules), our PFIC status may depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of our common shares may result in our being a PFIC for any year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds common shares, absent a special election. For instance, if we cease to be a PFIC, a U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the common shares. If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which a U.S. Holder holds common shares, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that it receives and any gain it realizes from a sale or other disposition (including a pledge) of the common shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions such U.S. Holder received during the shorter of the three preceding taxable years or its holding period for the common shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the common shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if the U.S. Holder holds the common shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to shares of a PFIC to elect out of the tax treatment discussed above. If a U.S. Holder makes a valid mark-to-market election for the common shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of its taxable year over its adjusted basis in such common shares. The U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. A U.S. Holder’s basis in the common shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes such an election, the tax rules that ordinarily apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for “qualified dividend income” discussed above under “Dividends and Other Distributions on the Common Shares” would not apply.

The mark-to-market election is available only for “marketable stock,” which is generally stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the Nasdaq Global Market, or other market, as defined in applicable U.S. Treasury regulations. We expect that our common shares will continue to be listed on the Nasdaq Global Market and, consequently, the mark-to-market election would be available to U.S. Holders of common shares were we to be a PFIC. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis. However, a U.S. Holder can make a qualified electing fund election with respect to its common shares only if we furnish the U.S. Holder annually with certain tax information, and we do not intend to prepare or provide such information.

A U.S. Holder that holds common shares in any year in which we are a PFIC will be required to file IRS Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to the ownership and disposition of common shares.

Information Reporting and Backup Withholding

Dividends on common shares and the proceeds of a sale or redemption of a common share may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exemption are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status can provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc. and Piper Jaffray & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of common shares indicated below:

Underwriters	Number of Shares

Morgan Stanley & Co. Incorporated	2,785,714
Deutsche Bank Securities Inc.	1,331,633
Piper Jaffray & Co.	1,331,633
Wells Fargo Securities, LLC	551,020
Total	6,000,000

The underwriters are offering the common shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus supplement and the accompanying prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus supplement and the accompanying prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional common shares described below.

The underwriters initially propose to offer part of the common shares directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.425 a share under the public offering price. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 900,000 additional common shares at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of common shares listed in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional share of common stock.

		Without Exercise of	With Full Exercise of
		Option to Purchase	Option to Purchase
	Per Share	Additional Shares	Additional Shares

Public offering price	$15.75	$94,500,000	$108,675,000
Underwriting discounts and commissions	$0.77	$4,630,500	$5,325,075
Proceeds, before expenses, to us	$14.98	$89,869,500	$103,349,925

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $600,000.

Each of us and our directors and executive officers has agreed that, without the prior written consent of the representatives on behalf of the underwriters, it will not, during the period ending 90 days after the date of this prospectus supplement:

•	issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or lend or otherwise dispose of or transfer any common shares or any securities convertible into or exchangeable or exercisable for or repayable with common shares, or file any registration statement under the Securities Act with respect to any of the foregoing, or

•	enter into any swap, derivative or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of common shares or any securities convertible into or exchangeable for or repayable with common shares, whether or not any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply for us to:

•	issue and sell common shares offered by this prospectus supplement and the accompanying prospectus to the underwriters, or

•	grant options or issue and sell common shares to be issued pursuant to existing employee benefit plans, qualified share option plans or other employee compensation benefit plans or pursuant to convertible securities, options, warrants, or rights, in each case outstanding on the date of this prospectus supplement.

The 90-day restricted period described in the preceding paragraph will be extended if (1) during the last 18 days of the 90-day restricted period, we issue an earnings release or a release announcing material news or a material event or (2) we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18- day period beginning on the issuance of the earnings release or the occurrence of material news or a material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more common shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of commons stock available for purchase by the underwriters under their option to purchase additional common shares. The underwriters can close out a covered short sale by exercising their option to purchase additional common shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open-market price of common stock compared to the price available under their option to purchase additional common shares. The underwriters may also sell common shares in excess of their option to purchase additional common shares, creating a naked short position. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

From time to time, certain of the underwriters or their affiliates have provided, and may continue to provide, financial advisory or other services to us, our affiliates and our employees in the ordinary course of business, for which they receive customary fees and commissions.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Selling Restrictions

Australia.  This prospectus supplement and the accompanying prospectus is not a disclosure document under Chapter 6D of the Corporations Act 2001 (Cth), or the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the common shares under this prospectus supplement and the accompanying prospectus is only made to persons to whom it is lawful to offer the common shares without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus supplement and the accompanying prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the common shares sold to the offeree within 12 months after its transfer to the offeree under this prospectus supplement and the accompanying prospectus.

Cayman Islands.  Neither this prospectus supplement nor the accompanying prospectus constitutes an invitation or offer to the public in the Cayman Islands of the common shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any shares in the Cayman Islands.

European Economic Area.  In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, the common shares may not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that the common shares may, with effect from and including the Relevant Implementation Date, be offered to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of common shares to the public” in relation to any of the common shares in any Relevant Member States means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe for the common shares, as the same may be varied in that Member State, by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong.

(a)	The common shares may not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)	No advertisement, invitation or document relating to the common shares may be issued, whether in Hong Kong or elsewhere, which is directed at or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Japan.  The common shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to, or for the account or benefit of, any person for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and (ii) in compliance with any other relevant laws and regulations of Japan.

PRC.  Neither this prospectus supplement nor the accompanying prospectus constitutes a public offer of the common shares, whether by way of sale or subscription, in the PRC (excluding, for purposes of this paragraph, Hong Kong). Other than to qualified domestic institutional investors in the PRC, the common shares are not being offered and may not be offered or sold, directly or indirectly, in the PRC to or for the benefit of, legal or natural persons of the PRC. According to the laws and regulatory requirements of the PRC, with the exception of qualified domestic institutional investors in the PRC, the common shares may, subject to the laws and regulations of the relevant jurisdictions, only be offered or sold to non-PRC natural or legal persons in Taiwan, Hong Kong or Macau or any country other than the PRC.

Singapore.  Neither this prospectus supplement nor the accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289), or the SFA, (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the common shares under Section 275 except:

(1)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person, or any person pursuant to Section 275(2), or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

State of Kuwait.  The common shares have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus supplement and the accompanying prospectus and the offering and sale of the common shares in the State of Kuwait is restricted by law unless a license is obtained from the Kuwaiti Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus supplement and the accompanying prospectus come are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the underwriters to obtain copies of this prospectus supplement and the accompanying prospectus are required by us and the underwriters to keep this prospectus supplement and the accompanying prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the common shares.

Switzerland.  This prospectus supplement and the accompanying prospectus does not constitute a prospectus within the meaning of Article 652a or 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht), and none of this offering and the common shares has been or will be approved by any Swiss regulatory authority.

United Arab Emirates.  This prospectus supplement and the accompanying prospectus is not intended to constitute an offer, sale or delivery of common shares or other securities under the laws of the United Arab Emirates (UAE). The common shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

This offering, the common shares and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus supplement and the accompanying prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the common shares may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom.  The common shares may not be offered or sold other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the common shares would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000, or FSMA, by the issuer. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the common shares other than in circumstances in which Section 21(1) of the FSMA does not apply to the issuer.

SPECIAL NOTE REGARDING FORWARD-LOOKING-STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated herein and therein by reference may contain “forward-looking” statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, including statements related to our anticipated cell production capacity and efficiency. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would” or similar expressions, which refer to future events and trends, identify forward-looking statements. We do not guarantee that the transactions and events described in this prospectus supplement or in the accompanying prospectus will happen as described or that they will happen at all. You should read this prospectus supplement and the accompanying prospectus completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus supplement and the accompanying prospectus relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur that will affect our results. The “Risk Factors” section of this prospectus supplement directs you to a description of the principal contingencies and uncertainties to which we believe we are subject.

This prospectus supplement also contains or incorporates by reference data related to the solar power market in several countries, including China. These market data include projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our common shares. In addition, the rapidly changing nature of the solar power market and related regulatory regimes subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, under which we file periodic reports, proxy and information statements and other information with the SEC. Copies of the reports, proxy statements and other information may be examined without charge at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549 or on the Internet at http://www.sec.gov. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room.

As a foreign private issuer, we are exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are not currently required under the Exchange Act to publish financial statements as frequently or as promptly as are United States companies subject to the Exchange Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will issue quarterly press releases containing unaudited statements of operations data as well as such other reports as may from time to time be authorized by our board of directors or as may be otherwise required.

Our web site address is http://www.canadian-solar.com. The information on or accessible through our web site, however, is not, and should not be deemed to be, a part of this prospectus supplement or the accompanying prospectus.

We have filed with the SEC a registration statement on Form F-3 (File No. 333-152325), of which this prospectus supplement and the accompanying prospectus are a part, including exhibits, schedules and amendments filed with, or incorporated by reference in, such registration statement, under the Securities Act. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company, reference is made to the registration statement, including the exhibits to the registration statement. Statements contained in this prospectus supplement and the accompanying prospectus as to the contents of any contract or other document referred to in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined at the SEC’s Public Reference Rooms in Washington, D.C. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. The registration statement is also available to you on the SEC’s web site, http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement and the accompanying prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus supplement or the accompanying prospectus and information incorporated by reference into this prospectus supplement and the accompanying prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on June 8, 2009, as amended by amendment No. 1 to such annual report filed with the SEC on October 14, 2009;

•	Our current reports on Form 6-K, filed with the SEC on October 14, 2009;

•	Our current report on Form 6-K, filed with the SEC on August 7, 2009;

•	Our current report on Form 6-K, filed with the SEC on May 27, 2009; and

•	All subsequent reports on Form 20-F and any report on Form 6-K that indicates it is being incorporated by reference, in each case, that we file with the SEC on or after the date hereof and until the termination or completion of the offering under this prospectus supplement.

Our annual report on Form 20-F for the fiscal year ended December 31, 2008 and our current report on Form 6-K filed on October 14, 2009 contain a description of our business and audited consolidated financial statements with a report by our independent auditors. These financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Unless expressly incorporated by reference, nothing in this prospectus supplement or the accompanying prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. Copies of all documents incorporated by reference in this prospectus supplement or the accompanying prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus supplement or the accompanying prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus supplement and the accompanying prospectus on the written or oral request of that person made to:

Canadian Solar Inc.
c/o No. 199 Lushan Road
Suzhou New District
Suzhou, Jiangsu 215129
People’s Republic of China
Telephone: (86-512) 6690-8088
Attention: Chief Financial Officer

LEGAL MATTERS

Certain legal matters as to United States federal and New York state law in connection with this offering will be passed upon for us by Latham & Watkins. Certain legal matters as to United States federal and New York state law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. Certain legal matters as to Canadian law will be passed upon for us by WeirFoulds LLP. Certain legal matters as to Canadian law will be passed upon for the underwriters by Stikeman Elliott LLP. Legal matters as to PRC law will be passed upon for us by Chen & Co. Law Firm and for the underwriters by Haiwan & Partners. Latham & Watkins may rely upon the opinions of WeirFoulds LLP with respect to matters governed by Canadian law, and upon the opinions of Chen & Co. Law Firm with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon the opinions of Stikeman Elliott LLP with respect to matters governed by Canadian law and upon the opinions of Haiwan & Partners with respect to matters governed by PRC law.

EXPERTS

The financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from CSI’s Annual Report on Form 20-F for the year ended December 31, 2008 and Current Report on Form 6-K filed on October 14, 2009, in each case, and the effectiveness of internal control over financial reporting have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and related financial statement schedule and include two explanatory paragraphs referring to the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” effective January 1, 2007 and the retrospective adoption of FASB Staff Position APB No. 14-1, Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement), effective January 1, 2009, appearing in CSI’s Current Report on Form 6-K filed on October 14, 2009, and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting, appearing in CSI’s Annual Report on Form 20-F for the year ended December 31, 2008). Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai 200002, People’s Republic of China.

PROSPECTUS

Common Shares

We may offer and sell the common shares from time to time in one or more offerings. Our common shares are listed on the Nasdaq Global Market and trade under the symbol of “CSIQ.” The shares offered by this prospectus will have an aggregate offering price of up to $150,000,000.

Each time we sell the common shares, we will provide a supplement to this prospectus that contains specific information about the offering. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our common shares.

Investing in our common shares involves risks.  See the “Risk Factors” section contained in the applicable prospectus supplement and in the documents we incorporate by reference in this prospectus to read about factors you should consider before investing in our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or completeness of this prospectus. Any representation to the contrary is a criminal offense.

We may offer the common shares for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future date. See “Plan of Distribution.” If any underwriters, dealers or agents are involved in the sale of any of the common shares, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

The date of this prospectus is July 13, 2009.

ABOUT THIS PROSPECTUS

You should read this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires,

•	“CSI,” “we,” “us,” “our,” and “our company” refer to Canadian Solar Inc. and its subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus and any prospectus supplement, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China; “$,” “US$” or “U.S. dollars” refers to the legal currency of the United States; “C$” or “Canadian $” refers to the legal currency of Canada; and “€” or “Euro” refers to the legal currency of the European Union; and

•	“shares” or “common shares” refers to our common shares, with no par value.

This prospectus is part of a shelf registration statement that we filed with the United States Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. By using a shelf registration statement, we may sell our common shares in one or more offerings. This prospectus only provides you with a summary description of our common shares. Each time we sell the common shares, we will provide a supplement to this prospectus that contains specific information about the offering. The supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. Before purchasing any of the shares, you should carefully read both this prospectus and any supplement, together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these common shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable supplement to this prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file reports and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Our web site address is http://www.canadian-solar.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus.

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on June 8, 2009.

•	With respect to each offering of the common shares under this prospectus, all subsequent reports on Form 20-F and any report on Form 6-K that indicates it is being incorporated by reference, in each case, that we file with the SEC on or after the date on which the registration statement is first filed with the SEC and until the termination or completion of that offering under this prospectus.

Our annual report on Form 20-F for the fiscal year ended December 31, 2008 contains a description of our business and audited consolidated financial statements with a report by our independent auditors. These financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

Canadian Solar Inc.
No. 199 Lushan Road
Suzhou New District
Suzhou, Jiangsu 215129
People’s Republic of China
Telephone: (86-512) 6690-8088
Attention: Chief Financial Officer

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the information incorporated herein and therein by reference may contain “forward-looking” statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential, ” “should,” “will,” “would” or similar expressions, which refer to future events and trends, identify forward-looking statements. We do not guarantee that the transactions and events described in this prospectus or in any prospectus supplement will happen as described or that they will happen at all. You should read this prospectus and any accompanying prospectus supplement completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus and any accompanying prospectus supplement relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur that will affect our results. The “Risk Factors” section of this prospectus directs you to a description of the principal contingencies and uncertainties to which we believe we are subject.

This prospectus also contains or incorporates by reference data related to the solar power market in several countries, including China. These market data include projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our common shares. In addition, the rapidly changing nature of the solar power market and related regulatory regimes subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

OUR COMPANY

We design, develop, manufacture and sell solar cell and solar module products that convert sunlight into electricity for a variety of uses. We are incorporated in Canada and conduct all of our manufacturing operations in China. Our products include a range of standard solar modules built to general specifications for use in a wide range of residential, commercial and industrial solar power generation systems. We also design and produce specialty solar modules and products based on our customers’ requirements. Specialty solar modules and products consist of customized solar modules that our customers incorporate into their own products, such as solar-powered bus stop lighting, and complete specialty products, such as solar-powered car battery chargers. We sell our products under our “Canadian Solar” brand name and to original equipment manufacturer, or OEM, customers under their brand names. We also implement solar power development projects, primarily in conjunction with government organizations to provide solar power generation in rural areas of China.

We currently sell our products to customers located in various markets worldwide. We sell our standard solar modules to distributors and system integrators, as well as to solar projects. We sell our specialty solar modules and products directly to various manufacturers who integrate the specialty solar modules into their own products and sell and market the specialty solar products as part of their product portfolio.

We have historically manufactured our module products from solar cells purchased from third-party manufacturers. In 2007, we began to pursue a new flexible vertically-integrated business model that combines internal manufacturing capacity supplemented by direct material purchases and outsourced toll manufacturing relationships which we believe provides us with some competitive advantages. We believe that this approach allows us to benefit from some of the increased margin available to fully vertically integrated solar manufacturers while reducing the capital expenditures required relative to a fully vertically integrated business model. We also believe that it provides us with greater flexibility to respond to short-term demand patterns and to take advantage of the availability of low-cost outsourced manufacturing capacity in the long term. Additionally, it enables us to improve production yields, control our inventory more efficiently and improve cash management, resulting in increased confidence in our forecasts for revenue growth and margin improvement in the future.

We believe that the substantial industry and international experience of our management team has helped us foster strategic relationships with suppliers throughout the solar power industry value chain. We also take advantage of our flexible and low cost manufacturing capability in China to lower our manufacturing and operating costs. We believe we have a proven track record of low cost and rapid expansion of solar cell and solar module manufacturing capacity.

Our principal executive offices are located at 675 Cochrane Drive, East Tower, 6th Floor, Markham, Ontario L3R 0B8. Our telephone number at this address is (1-905) 530-2334 and our fax number is (1-905) 530-2001. Our principal place of business is at No. 199 Lushan Road, Suzhou New District, Suzhou, Jiangsu 215129, People’s Republic of China.

RISK FACTORS

Please see the factors set forth under the heading “Risk Factors” in our most recently filed annual report on Form 20-F, which is incorporated in this prospectus by reference, and, if applicable, in any accompanying prospectus supplement before investing in any of the common shares that may be offered pursuant to this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the common shares as set forth in the applicable prospectus supplement.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated as an Ontario corporation in October 2001 and were continued as a Canadian corporation under the Canadian federal corporate statute, the Canada Business Corporations Act (the “CBCA”), in June 2006.

We are a corporation organized under the federal laws of Canada. Most of our directors and officers and some of the experts named in this prospectus reside principally outside the United States. Because these persons are located outside the United States, it may not be possible for you to effect service of process within the United States upon those persons. Furthermore, it may not be possible for you to enforce against us or them, in the United States, judgments obtained in U.S. courts, because all or a substantial portion of our assets and the assets of those persons are located outside the United States. We have been advised by WeirFoulds LLP, our Canadian counsel, that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case. It is unlikely that an action could be brought in Canada in the first instance for civil liability under U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, our directors and officers or the experts named in this prospectus.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Chen & Co. Law Firm, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of the PRC would:

•	recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Chen & Co. Law Firm has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. Currently China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or Canada. In addition, in the event that foreign judgments contravene the basic principles of PRC law, endanger state sovereignty or security, or are in conflict with the public interest of China, such judgments rendered by a court in either of these two jurisdictions will not be recognized and enforced by PRC courts.

DESCRIPTION OF COMMON SHARES

We are a Canadian corporation, and our affairs are governed by our articles of continuance, as amended from time to time (the “articles”), our bylaws as effective from time to time (the “bylaws”) and the CBCA.

As of the date of this prospectus, our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As of the date of this registration statement, 35,781,293 common shares were issued and outstanding.

The following summary description of our share capital does not purport to be complete and is qualified in its entirety by reference to our articles and our bylaws. If you would like more information on our common shares, you should review our articles and bylaws and the CBCA.

Common Shares

General

All of our common shares are fully paid and non-assessable. Our common shares are issued in registered form and may or may not be certificated although every shareholder is entitled at their option to a share certificate that complies with the CBCA. There are no limitations on the rights of shareholders who are not residents of Canada to hold and vote common shares.

Dividends

Holders of our common shares are entitled to receive, from funds legally available therefor, dividends when and as declared by the board of directors. The CBCA restricts the directors’ ability to declare, and our ability to pay, dividends by requiring that certain solvency tests be satisfied at the time of such declaration and payment. See the section entitled “— Directors — Sources of Dividends.”

Voting Rights

Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote.

Liquidation

With respect to a distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets for the purposes of winding up our affairs, assets available for distribution among the holders of common shares shall be distributed among the holders of the common shares on a pro rata basis.

Variations of Rights of Shares

All or any of the rights attached to our common shares, or any other class of shares duly authorized may, subject to the provisions of the CBCA, be varied either with the unanimous written consent of the holders of the issued shares of that class or by a special resolution passed at a meeting of the holders of the shares of that class.

Preferred Shares

Our board of directors has the authority, without shareholder approval, to issue an unlimited number of preferred shares in one or more series. Our board of directors may establish the number of shares to be included in each such series and may set the designations, preferences, powers and other rights of the shares of a series of preferred shares. While the issuance of preferred shares provides us with flexibility in connection with possible acquisitions or other corporate purposes, it could, among other things, have the effect of delaying, deferring or preventing a change of control transaction and could adversely affect the market price of our common shares and debt securities in this prospectus. We have no current plan to issue any preferred shares.

Transfer Agent and Registrar

BNY Mellon Shareowner Services is the transfer agent and registrar for our common shares. BNY Mellon Shareowner Services’ address is 480 Washington Boulevard, 29th Floor, Jersey City, NJ 07310.

Shareholders’ Rights

The CBCA and our articles and bylaws govern us and our relations with our shareholders. The following is a summary of certain rights of holders of our common shares under the CBCA. This summary is not intended to be complete and is qualified in its entirety by reference to the CBCA and to our articles and bylaws.

Stated Objects or Purposes

Our articles do not contain any stated objects or purposes and do not place any limitations on the business that we may carry on.

Shareholder Meetings

We must hold an annual meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual meeting or later than six months after the end of our preceding financial year. A meeting of our shareholders may be held at a place within Canada determined by our directors or, if determined by our directors, in New York, New York, United States of America; Los Angeles, California, United States of America; London, England; the Hong Kong Special Administrative Region of The People’s Republic of China; or Shanghai, The People’s Republic of China.

Voting at any meeting of shareholders is by show of hands unless a poll or ballot is demanded. A poll or ballot may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A special resolution is a resolution passed by not less than two-thirds of the votes cast by the shareholders entitled to vote on the resolution at a meeting at which a quorum is present. An ordinary resolution is a resolution passed by not less than a simple majority of the votes cast by the shareholders entitled to vote on the resolution at a meeting at which a quorum is present.

Notice of Meeting of Shareholders

Our bylaws provide that written notice stating the place, day and time of a shareholder meeting and the purpose for which the meeting is called, shall be delivered not less than 21 days nor more than 60 days before the date of the meeting.

Quorum

Under the CBCA, unless a corporation’s bylaws provide otherwise, a quorum is present at a meeting of the shareholders, irrespective of the number of shareholders actually present at the meeting, if the holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy. Our bylaws provide that a quorum shall be at least two shareholders entitled to vote at the meeting represented in person or by proxy and holding at least one-third of our total issued and outstanding common shares.

Record Date for Notice of Meeting of Shareholders

Our directors may fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held. If no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held. If a record date is fixed, notice thereof shall be given, not less than 7 days before the date so fixed by newspaper advertisement in the manner provided by the CBCA and by written notice to each stock exchange in Canada on which our shares are listed for trading.

Ability to Requisition Special Meetings of the Shareholders

The CBCA provides that the holders of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may give notice to the directors requiring them to call a meeting.

Shareholder Proposals

Subject to the CBCA, a shareholder entitled to vote at a meeting of shareholders who has held a number of common shares that either is equal to 1% of the total number of our outstanding common shares as of the day on which the shareholder submits the proposal to us or that have a fair market value, as determined at the close of business on the day before the shareholder submits the proposal to us, of at least C$2,000 for at least six months may submit to us notice of a proposal and discuss at the meeting any matter in respect of which the shareholder would have been entitled to submit a proposal. A proposal may include nominations for the election of directors if the proposal is signed by one or more holders of shares representing in the aggregate not less than five percent of the shares entitled to vote at the meeting to which the proposal is to be presented. This requirement does not preclude nominations being made at a meeting of shareholders. The proposal must be submitted to us at least 90 days before the anniversary date of the notice of meeting that was sent to shareholders in connection with the last annual meeting.

Vote Required for Extraordinary Transactions

Under the CBCA, certain extraordinary corporate actions are required to be approved by special resolution. Such extraordinary corporate actions include:

•	amendments to articles;

•	arrangements;

•	amalgamations other than amalgamations involving a holding body corporate, one or more wholly owned subsidiaries and/or one or more sister corporations;

•	continuances under the laws of another jurisdiction;

•	voluntary dissolutions; and

•	sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business.

Related Party Transactions

The CBCA does not prohibit related party transactions.

Dissent Rights

The CBCA provides that our shareholders are entitled to exercise dissent rights and demand payment of the fair value of their shares in certain circumstances. For this purpose, there is no distinction between listed and unlisted shares. Dissent rights exist when we resolve to:

•	amalgamate with a corporation other than a holding body corporate, one or more wholly owned subsidiaries and/or one or more sister corporations;

•	amend our articles to add, change or remove any provisions restricting the issue, transfer or ownership of shares;

•	amend our articles to add, change or remove any restriction upon the business or businesses that we may carry on;

•	continue under the laws of another jurisdiction;

•	sell, lease or exchange of all or substantially all of our property other than in the ordinary course of business; or

•	carry out a going-private or squeeze-out transaction.

In addition, a court order in connection with an arrangement proposed by us may permit shareholders to dissent if the arrangement is adopted.

However, a shareholder is not entitled to dissent if an amendment to our articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

Action by Written Consent

Under the CBCA, shareholders can take action by written resolution and without a meeting only if all shareholders sign the written resolution.

Directors

Number of Directors and Election

Under the CBCA the number of directors of a corporation must be specified in the corporation’s articles. The articles may provide for a minimum and maximum number of directors.

Our articles provide that the number of directors will not be less than three or more than ten. Our board of directors currently consists of five directors.

Our articles provide that our board of directors shall fix and may change the number of directors within the minimum and maximum number of directors provided for in our articles. In addition, our board of directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

Shareholders of a corporation governed by the CBCA elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required.

Director Qualifications

Under the CBCA, at least 25% of the directors must be Canadian residents. A director must not be:

•	under eighteen years of age;

•	adjudicated as mentally unsound;

•	a person that is not an individual; or

•	a person who has the status of a bankrupt.

Removal of Directors; Staggered Term

Under the CBCA, our shareholders may remove at a special meeting any director before the expiration of his or her term of office and may elect any qualified person in such director’s stead for the remainder of such term by ordinary resolution.

Under the CBCA, directors may be elected for a term expiring not later than the third annual meeting of shareholders following the election. If no term is specified, a director’s term expires at the next annual meeting of shareholders. A director may be nominated for re-election to the board of directors at the end of the director’s term.

Vacancies on the Board of Directors

Under the CBCA, vacancies that exist on the board of directors, except a vacancy resulting from an increase in the number or the minimum or maximum number of directors or a failure to elect the number or minimum number of directors provided for in the articles, may be filled by the board if the remaining directors constitute a quorum. In the absence of a quorum, the remaining directors shall call a meeting of shareholders to fill the vacancy.

Limitation of Personal Liability of Directors and Officers

Under the CBCA, in exercising their powers and discharging their duties, our directors and officers must act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. No provision in our articles, bylaws, resolutions or contracts can relieve a director or officer from the duty to act in accordance with the CBCA or relieve a director from liability for a breach thereof. However, a director will not be liable for breaching his or her duty to act in accordance with the CBCA if the director relied in good faith on:

•	financial statements represented to him by an officer or in a written report of the auditor to fairly reflect the financial condition of the corporation; or

•	a report of a person whose profession lends credibility to a statement made by such person.

Indemnification of Directors and Officers

Under the CBCA and pursuant to our bylaws, we may indemnify any present or former director or officer or an individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with us or other entity. In order to qualify for indemnification such director or officer must:

•	have acted honestly and in good faith with a view to our best interests, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our request; and

•	in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, have had reasonable grounds for believing that his or her conduct was lawful.

Indemnification will be provided to an eligible director or officer who meets both these tests and was substantially successful on the merits in his or her defense of the action.

A director or officer is entitled to indemnification from us as a matter of right if he or she is not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set forth above.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Sources of Dividends

Dividends may be declared at the discretion of the board of directors. Under the CBCA, the directors may not declare, and we may not pay, dividends if there are reasonable grounds for believing that (i) we are, or would after such payment be unable to pay our liabilities as they become due or (ii) the realizable value of our assets would thereby be less than the aggregate of our liabilities and of our stated capital of all classes of shares.

Amendments to the Bylaws

The directors may by resolution make, amend or repeal any bylaw unless the articles or bylaws provide otherwise. Our articles and bylaws do not restrict the power of our directors to make, amend or repeal bylaws. When the directors make, amend or repeal a bylaw, they are required under the CBCA to submit the change to the shareholders at the next meeting of shareholders. Shareholders may confirm, reject or amend the bylaw, amendment or repeal by ordinary resolution.

Interested Directors Transactions

Under the CBCA, if a director or officer of ours has any interest in a material contract or material transaction, whether made or proposed, with us if such director or officer is a party to the contract or transaction or is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction or has a material interest in a party to the contract or transaction, the director generally may not vote on any resolution to approve the contract or transaction, but the contract is not invalid by reason only of the relationship if such interest is disclosed in accordance with the requirements set out in the CBCA, the contract or transaction is approved by the other directors or by the shareholders and the contract or transaction was fair and reasonable to us at the time it was approved.

Where a director or officer has an interest in a material contract or transaction or a proposed material contract or transaction that, in the ordinary course of our business, would not require approval by the directors or shareholders, the interested director or officer shall disclose in writing to us or request to have entered in the minutes of meetings of directors, the nature and the extent of the interest forthwith after the director or officer becomes aware of the contract or transaction or proposed contract or transaction.

Committees

Under the CBCA, our directors may appoint from their number a committee of directors and delegate to such committee certain powers of the directors.

Derivative Actions

Under the CBCA, a complainant (as defined below) may apply to the court for leave to bring an action in the name of and on behalf of us or any of our subsidiaries, or to intervene in an existing action to which such body corporate is a party for the purpose of prosecuting, defending or discontinuing the action. A complainant includes a present or former shareholder, a present or former officer or director of ours or any of our affiliates, the Director appointed under the CBCA or any other person who in the discretion of the court is a proper person to make such an application. Under the CBCA, no such action may be brought and no such intervention in an action may be made unless the court is satisfied that:

•	the complainant has given notice to our directors or the directors of our subsidiary of the complainant’s intention to apply to the court for such leave not less than 14 days before bringing the application, or as otherwise directed by the court, if our directors or the directors of our subsidiary do not bring, diligently prosecute or defend or discontinue the action;

•	the complainant is acting in good faith; and

•	it appears to be in the interests of us or our subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the CBCA, the court in a derivative action may make any order it thinks fit, including orders pertaining to the conduct of the action, the making of payments to former and present shareholders and payment of reasonable legal fees incurred by the complainant.

Oppression Remedy

The CBCA provides an oppression remedy that enables a court to make any intention or final order it thinks fit to rectify the matters complained of, if the court is satisfied upon application of a complainant (as defined below) that:

•	any act or omission of ours or any of our affiliates effects a result;

•	the business or affairs of ours or any of our affiliates are or have been conducted in a manner; or

•	the powers of our directors or any of our affiliates are or have been exercised in a manner,

that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer of ours.

A complainant for this purpose includes a present or former shareholder, a present or former officer or director of ours or any of our affiliates, the Director appointed under the CBCA and any other person who in the discretion of the court is a proper person to make such an application.

The exercise of the court’s jurisdiction does not depend on a finding of a breach of such legal and equitable rights. Furthermore, the court may order us to pay the interim costs of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint.

Inspection of Books and Records

Under the CBCA, our shareholders and creditors, their personal representatives and the Director appointed under the CBCA may examine, free of charge during our usual business hours:

•	our articles, bylaws and all amendments thereto;

•	the minutes and resolutions of shareholders;

•	copies of all notices of directors filed under the CBCA; and

•	our securities register.

Any of our shareholders may request a copy of the articles, bylaws and all amendments thereto free of charge.

PLAN OF DISTRIBUTION

We may sell or distribute the common shares offered by this prospectus, from time to time, in one or more offerings, as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

The prospectus supplement with respect to the common shares may state or supplement the terms of the offering of the common shares.

We may issue our common shares either alone or underlying other securities convertible into or exercisable or exchangeable for our common shares. In addition, we may issue the common shares as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase common shares and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our common shares through any of these methods or other methods described in the applicable prospectus supplement.

Our common shares distributed by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Sale through Underwriters or Dealers

If underwriters are used in the sale, the underwriters will acquire the common shares for their own account, including through underwriting, purchase, security lending or repurchase agreements with us. Underwriters may resell the common shares from time to time in one or more transactions, including negotiated transactions. The underwriters may sell the common shares in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer the common shares to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase the common shares will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered common shares if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If dealers are used in the sale of common shares offered through this prospectus, we will sell the common shares to them as principals. They may then resell those common shares to the public at varying prices determined by the dealers at the time of resale. The applicable prospectus supplement will include the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We may sell the common shares offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such common shares may also be sold through agents designated from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the offered common shares and will describe any commissions payable to the agent. Unless otherwise indicated in the applicable prospectus supplement, any agent will agree to use its commonly reasonable efforts to solicit purchases for the period of its appointment.

We may sell the common shares directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, with respect to any sale of those common shares. The terms of any such sales will be described in the applicable prospectus supplement.

Delayed Delivery Contracts

If the applicable prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase common shares at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market Making, Stabilization and Other Transactions

Any underwriter may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, as amended. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the common shares. Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common shares to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Derivative Transactions and Hedging

We and the underwriters may engage in derivative transactions involving the common shares. These derivatives may consist of short sale transactions and other hedging activities. The underwriters may acquire a long or short position in the common shares, hold or resell common shares acquired and purchase options or futures on the common shares and other derivative instruments with returns linked to or related to changes in the price of the common shares. In order to facilitate these derivative transactions, we may enter into security lending or repurchase agreements with the underwriters. The underwriters may effect the derivative transactions through sales of the common shares to the public, including short sales, or by lending the common shares in order to facilitate short sale transactions by others. The underwriters may also use the common shares purchased or borrowed from us or others (or, in the case of derivatives, common shares received from us in settlement of those derivatives) to directly or indirectly settle sales of the common shares or close out any related open borrowings of the common shares.

Loans of Common Shares

We or a selling shareholder may loan or pledge common shares to a financial institution or other third party that in turn may sell the common shares using this prospectus and an applicable prospectus supplement.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us, against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us or our affiliates, in the ordinary course of business for which they may receive customary compensation.

VALIDITY OF THE SECURITIES

The validity of the common shares offered hereby will be passed upon for us by WeirFoulds LLP.

EXPERTS

The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and related financial statement schedule and include an explanatory paragraph referring to the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” effective January 1, 2007 and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai, People’s Republic of China.